Mail Stop 3561

January 15, 2010

Christopher W. McGarry
Senior Vice President and General Counsel
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re: The Great Atlantic & Pacific Tea Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2009**
> **Filed April 11, 2009**
> **Form 10-K/A for Fiscal Year Ended February 28, 2009**
> **Filed July 23, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 29, 2009**
> **File No. 1-4141**

Dear Mr. McGarry:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Transactions, page 17

1. As we previously requested, please disclose whether the transactions and agreements with related parties were comparable to terms you could obtain from unaffiliated third parties. Refer to our comment letter dated February 15, 2008

concerning your Form 10-K for the fiscal year ended February 24, 2007 and your response letter dated March 13, 2008.

Executive Compensation, page 18

Survey Data, page 21

2. Please identify the component companies for your survey data. In this regard, identify the executives you determined to benchmark against the survey data rather than the peer companies and what elements of compensation you benchmarked against the survey data companies.

Outstanding Equity Awards at Fiscal Year End, page 39

3. Please confirm that you had no shares underlying unexercised options awards under any equity incentive plan that have not been earned or advise us why you determined that it was appropriate to omit column (d) of the chart. See Item 402(f) of Regulation S-K.

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As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, me at (202) 551-3342 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director